UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Following BiondVax Pharmaceuticals Ltd.'s ("BiondVax" or the "Company") 6-K filings dated June 19, 2015, and July 28, 2015, regarding the grant of unregistered options exercisable to up to 5,929,503 ordinary shares of the Company NIS 0.0000001 par value each (the "Options") to the CEO and Director Dr. Ron Babecoff, the Company hereby announces that on August 3, 2015, it granted the Options to Dr. Babecoff.

Below is an English translation (from Hebrew) from immediate reports by BiondVax as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on August 4, 2015, in accordance with the Israeli Securities Regulations.

Name of holder

Ron Babecoff

Type of holder: Director/Chief Executive Officer

ID type: Israeli ID card: 068780410

Nationality / country of incorporation or registration: Private Individual with Israeli nationality.

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him / her / it, hold corporation securities No.

Securities no. on TASE: 1105451

Will the securities be exercised into treasury shares: No.

Name and type of Securities: Unregistered Options.

Nature of change: Increase following a private placement.

Date of change: August 3, 2015.

Balance (in Securities) in last report: 80,000; percentage out of total securities of the same kind in the last report: 2.28%.

Change in the amount of Securities: +5,929,503

Current Balance (in Securities): 6,009,503; current holdings percentage out of the total securities of the same kind: 63.69%.

Holding percentage and voting power on issued basis after the change: 0.0%;

Holding percentage and voting power on a fully diluted basis after the change: 2.43%

The table below lists the Company’s securities following the change

Name of Security	Security Number on TASE	Registered Capital	Issued Capital prior to the change	Issued Capital following the change	Number registered on a nominee company
Ordinary Shares	1105204	391,000,000	135,097,367	135,097,367	134,915,327
Unregistered Options	1105451	—	3,505,769	9,435,272	0
Tradeable Options (Series 3)	1127182	—	5,650,000	5,650,000	5,650,000
Tradeable Options (Series 4)	1127927	—	5,685,000	5,685,000	5,685,000
Tradeable Options (Series 5)	1130400	—	6,302,000	6,302,000	6,302,000
ADSs Warrants	1135672	—	2,038,000	2,038,000	0
Representative's Warrants	1135680	—	95,500	95,500	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 4, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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